BAKER & MCKENZIE
東京青山・青木法律事務所

Baker & McKenzie GJBJ
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(Gaikokuho Joint Enterprise)
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FILE NO. 82-3311

July 29, 2005

VIR AIR MAIL

Securities and Exchange Commissi
Office of International Corporate Fi
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the documents of which contents were announced by the Company.

- Notice of Purchase by the Company of its Own Shares and Purchase Order therefor through ToSTNet-2 (dated June 30, 2005) (English translation);
- Notice of the Result of Acquisition by the Company of its Own Shares through ToSTNet-2 (dated July 1, 2005) (English translation);
- Notice of Issuance of Stock Acquisition Rights (dated July 28, 2005) (English translation) and
- Consolidated Financial Results for the First Quarter Ended June 30, 2005 (dated July 28, 2005).

Yours very truly,

Fusako Otsuka

dw 8/9

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

FILE NO. 82-3311

(Translation)

June 30, 2005

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Yoshiaki Kakesu General Manager of Administration Division (Tel: 03 - 3572 - 5111)

Notice of Purchase by the Company of its Own Shares and Purchase Order therefor through ToSTNet-2

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held on June 30, 2005, adopted a resolution for the purchase by the Company of its own shares pursuant to Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan and for a specific method of acquisition thereof, as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

The Company desires to improve its capital efficiencies and facilitate the distribution of profits to the shareholders.

2. Method of acquisition:

At 8:45 a.m. on July 1, 2005, the Company will place a purchase order through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System) (closing price transaction) at ¥1,400 per share, the closing price on June 30, 2005. No other transaction system or time will be involved. The purchase order will be made only at the said transaction time.

3. Details of the acquisition:

(1) Class of shares to be acquired: Shares of common stock of the Company

(2) Total number of shares to be acquired: 2,000,000 shares

(Note 1) No change will be made in the number of shares to be acquired. However, market conditions and other factors may preclude the acquisition of some or all of the number of shares specified in the purchase order.

(Note 2) The specified number of shares to be acquired will be purchased on the basis of corresponding sell orders.

(Note 3) Aggregate acquisition prices of the shares: (Not exceeding) ¥3,000 million

4. Announcement of the result of the acquisition:

The result of the acquisition of the shares will be announced after the close of the transaction time of 8:45 a.m. on July 1, 2005.

[For reference]

Own shares held by the Company as of May 31, 2005:

Total number of issued shares (excluding own shares held by the Company):	414,304,678 shares
Number of own shares held by the Company:	10,257,675 shares

-END-

FILE NO. 82-3311

(Translation)

July 1, 2005

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to:	Yoshiaki Kakesu General Manager of Administration Division (Tel: 03 - 3572 - 5111)

Notice of the Result of Acquisition by the Company of its Own Shares through ToSTNet-2

Notice is hereby given that with regard to the acquisition by Shiseido Company, Limited (the "Company") of its own shares publicized on June 30, 2005, the Company carried out the procedure today, as described below:

Description

1. Reason for the acquisition by the Company of its own shares:

The Company desires to improve its capital efficiencies and facilitate the distribution of profits to the shareholders.

2.	Class of shares acquired:	Shares of common stock of the Company
3.	Total number of shares acquired:	2,000,000 shares
4.	Acquisition price:	¥1,400 per share
5.	Acquisition date:	July 1, 2005 (Friday)
6.	Method of acquisition:	Purchase order placed through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System) (closing price transaction)

[For reference]

Details of the resolution adopted for the specific method of acquisition by the Company of its own shares (as publicized on June 30, 2005):

Class of shares to be acquired:	Shares of common stock of the Company
Total number of shares to be acquired:	2,000,000 shares
Aggregate acquisition prices of the shares:	(Not exceeding) ¥3,000 million

-END-

FILE NO. 82-3311

(Translation)

July 28, 2005

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Inquiries shall be directed to: Yoshiaki Kakesu
General Manager of
Administration Division
(Tel: 03 - 3572 - 5111)

Notice of Issuance of Stock Acquisition Rights

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would issue stock acquisition rights as stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan, as well as the resolution adopted at its 105th Ordinary General Meeting of Shareholders (on June 29, 2005), as described below.

The stock acquisition rights will be issued as (two types of) executive compensation-type stock options under the executive compensation policy of the Company.

[Executive compensation policy of the Company]
The Company abolished its traditional policy of officers' retirement gratuities, which had been fixed factors, as of June 29, 2004 on which the 104th Ordinary General Meeting of Shareholders was held and has since endeavored to make its executive compensation system in entirety more transparent and objective. The new executive compensation policy is a result of discussions at the Compensation Advisory Committee of the Company after giving full consideration from the perspective of outsiders, including experts. Under the new executive compensation policy, the portion of basic compensation, which is fixed, has been reduced substantially and the percentage of performance-linked compensation, which fluctuates according to the rates of achievement of performance targets and stock prices, has been raised to approximately 50% from approximately 30% under the previous policy. The performance-linked compensation consists of bonuses payable based on annual performances, the "stock compensation-type stock options as medium-term incentives" based on the targets of the three-year plan, which has started as from April 1, 2005, and the "stock options as long-term incentives", which place emphasis on sharing interests with the shareholders. Thus, the new policy is designed to motivate the officers of the Company to engage in management while having constant awareness of operating results and stock prices from not

only single-year but also medium- and long-term perspectives.

Description

I. Stock compensation-type stock options as medium-term incentives

1. Reason for the issuance of stock acquisition rights:

To make the Directors and corporate officers of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to them to achieving much improved results and higher stock prices, the Company intends to issue stock acquisition rights as stock options, free of charge.

The stock acquisition rights, which are characterized as compensation linked with the stock prices of the Company, are stock compensation-type stock options, the amount of which to be paid in upon the exercise thereof shall be ¥1 per share.

Furthermore, the stock acquisition rights, as medium-term incentives to its Directors and corporate officers implementing its three-year plan, which has started as from April 1, 2005, are exercisable on condition that the specified rate of achievement of targets under the plan be reached.

2. Outline of the issuance of stock acquisition rights:

(1) Qualified grantees of stock acquisition rights:

25 Directors and corporate officers of the Company.

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

408,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded:

$$\text{Number of shares as adjusted} = \text{Number of shares before adjustment} \times \text{Division/consolidation ratio}$$

In addition, in the event that after the issue date of the stock acquisition rights, the Company enters into a merger or consolidation or a corporate separation that requires any adjustment to the said number of shares to be issued or transferred upon exercise of the stock acquisition rights, an adjustment shall be made thereto to the extent it is

reasonable, by taking into consideration the terms and conditions of the merger or consolidation or the corporate separation.

(3) Total number of stock acquisition rights to be issued:

408 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).
Provided, however, that in case of an adjustment to the number of shares as set forth in item (2) above, an adjustment shall be made similarly to the number of shares to be issued or transferred for each stock acquisition right.

(4) Issue price of each stock acquisition right:

Free of charge.

(5) Issue date:

July 28, 2005

(6) Amount to be paid in upon exercise of each stock acquisition right:

The paid-in amount per share to be issued or transferred upon exercise of each stock acquisition right shall be ¥1 and the paid-in amount per stock acquisition right shall be ¥1,000; provided, however, that in case of an adjustment to the number of shares to be issued or transferred for each stock acquisition right, the paid-in amount per stock acquisition right shall be an amount obtained by multiplying the paid-in amount of ¥1 per share by the number of shares as adjusted.

(7) Stock acquisition right exercise period:

From July 1, 2008 to June 30, 2011

(8) Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as Director or corporate officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

2. Notwithstanding the provision in item 1 above, if any grantee of stock acquisition rights leaves office as Director or corporate officer of the Company due to retirement upon expiration of the term of office, his/her death or any other good reason on or after July 28, 2005 up to March 31, 2008, the number of stock acquisition rights that he/she is entitled to exercise shall be reduced in accordance with the period of his/her service as such.

3. Based on the target ratio of 8% of operating income to sales on a consolidated basis for the year ending March 31, 2008, only if and when the rate of achievement of actual performance to the target is 90% or more, any grantee of

stock acquisition rights shall be entitled to exercise his/her stock acquisition rights according to the rate of achievement; provided, however, that the rate of achievement so calculated shall not exceed 110%.

4. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

5. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolution adopted at the meeting of the Board of Directors for the issuance of the stock acquisition rights.

(9) Events and conditions to cancel stock acquisition rights:

1. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

2. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in a "contract of granting stock acquisition rights" or in the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as the condition of the exercise of the rights stipulated in item (8) above is not satisfied, the Company may cancel his/her stock acquisition rights without consideration.

(10) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

(11) Number of grantees of stock acquisition rights and the number of stock acquisition rights so granted:

6 Directors of the Company:	138 stock acquisition rights	(138,000 shares)
19 Corporate officers of the Company:	270 stock acquisition rights	(270,000 shares)
Total: 25	408 stock acquisition rights	(408,000 shares)

II. Stock options as long-term incentives

1. Reason for the issuance of stock acquisition rights:

To link compensation of the Directors and corporate officers of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to issue stock acquisition rights as stock options, free of charge.

The stock acquisition rights are stock options characterized as compensation linked with its stock prices as long-term incentives to the Directors and corporate officers of the Company.

2. Outline of the issuance of stock acquisition rights:

(1) Qualified grantees of stock acquisition rights:

26 Directors and corporate officers of the Company.

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

261,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula; provided, however, that such adjustment shall be made only to the number of shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded:

$$\text{Number of shares as adjusted} = \text{Number of shares before adjustment} \times \text{Division/consolidation ratio}$$

In addition, in the event that after the issue date of the stock acquisition rights, the Company enters into a merger or consolidation or a corporate separation that requires any adjustment to the said number of shares to be issued or transferred upon exercise of the stock acquisition rights, an adjustment shall be made thereto to the extent it is reasonable, by taking into consideration the terms and conditions of the merger or consolidation or the corporate separation.

(3) Total number of stock acquisition rights to be issued:

261 rights (Number of shares to be issued or transferred for each stock acquisition right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in item (2) above, an adjustment shall be made similarly to the number of shares to

be issued or transferred for each stock acquisition right.

(4) Issue price of each stock acquisition right:

Free of charge.

(5) Issue date:

July 28, 2005

(6) Amount to be paid in upon exercise of each stock acquisition right:

The paid-in amount per share to be issued or transferred upon exercise of each stock acquisition right shall be ¥1,481 (¥1,481,000 per stock acquisition right).

The said paid-in amount is the average (with any fraction of one yen rounded upward to the nearest one yen) of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions are not validly made) counting retrospectively from the day immediately preceding the issue date of the stock acquisition rights multiplied by 1.05 (with any fraction of one yen rounded upward to the nearest one yen), which is not less than the closing price (regular way) of the Company's shares on the Tokyo Stock Exchange on the issue date of the stock acquisition rights.

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In addition, in the event that the Company issues or transfers new shares at a paid-in price lower than the current market price (exclusive of the issuance or transfer of new shares upon exercise of stock acquisition rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

(7) Stock acquisition right exercise period:

From July 1, 2007 to June 28, 2015

(8) Terms and conditions of the exercise of stock acquisition rights:

1. Any grantee of stock acquisition rights shall remain in office as Director or corporate officer of the Company when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to any other good reason.

2. If any grantee of stock acquisition rights dies prior to the expiration of the stock acquisition right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

3. Any other term and condition shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of stock acquisition rights according to the resolution adopted at the meeting of the Board of Directors for the issuance of the stock acquisition rights.

(9) Events and conditions to cancel stock acquisition rights:

1. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a proposition for a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

2. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights as he/she leaves office as Director or corporate officer of the Company before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

3. In the event that any grantee of stock acquisition rights fails to exercise his/her stock acquisition rights during the stock acquisition right exercise period stipulated in the "contract of granting stock acquisition rights", the Company may cancel his/her stock acquisition rights without consideration.

(10) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

(11) Number of grantees of stock acquisition rights and the number of stock acquisition rights so granted:

7 Directors of the Company	115 stock acquisition rights	(115,000 shares)
19 Corporate officers of the Company	146 stock acquisition rights	(146,000 shares)
Total:. 26 .	261 stock acquisition rights	(261,000 shares)

[For reference]

1. The date of resolution of the Board of Directors for the submission of the proposition to the Ordinary General Meeting of Shareholders: April 27, 2005

2. The date of resolution of the Ordinary General Meeting of Shareholders: June 29, 2005

The stock option plans of the Company during the business term (from April 1, 2005 to March 31, 2006) are (two types of) executive compensation-type stock option plans and employee incentive-type and reward-type stock option plans. The purposes of the respective stock option plans are described below:

(1) Executive compensation-type stock option plans (to be issued as publicized herein):

1) Stock compensation-type stock options as medium-term incentives

To make the Directors and corporate officers of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to them to achieving much improved results and higher stock prices, the Company intends to issue stock acquisition rights as stock options, free of charge.

The stock acquisition rights, which are characterized as compensation linked with the stock prices of the Company, are stock compensation-type stock options, the amount of which to be paid in upon the exercise thereof shall be ¥1 per share.

Furthermore, the stock acquisition rights, as medium-term incentives to its Directors and corporate officers implementing its three-year plan, which has started as from April 1, 2005, are exercisable on condition that the specified rate of achievement of targets under the plan be reached.

2) Stock options as long-term incentives

To link compensation of the Directors and corporate officers of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to issue stock acquisition rights as stock options, free of charge.

The stock acquisition rights are stock options characterized as compensation linked with its stock prices as long-term incentives to the Directors and corporate officers of the Company.

(2) Employee incentive-type and reward-type stock option plans:

1) Employee incentive-type stock options

To afford incentives to and raise the morale of the employees of the Company and the directors and employees of the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to issue, free of charge, stock acquisition rights as stock options.

The stock acquisition rights are stock options as incentives to the employees of the Shiseido Group to achieving much improved results while sharing interests with its shareholders.

2) Reward-type stock options

To afford incentives to and raise the morale of the directors, corporate officers and employees of the Company and the Shiseido group companies to achieving much improved results and secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company intends to issue, free of charge, stock acquisition rights as stock options.

The stock acquisition rights are reward-type stock options for individual performances of individuals and teams of the Company and the Shiseido group companies that substantially contribute to its business performance on a consolidated basis, as a plan to inspire can-do spirits of and afford incentives to the employees.

-END-

The figures for this Financial Statement are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report issued by the Company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

July 28, 2005

Consolidated Financial Results for the First Quarter Ended June 30, 2005

Shiseido Company, Limited

Listing: Tokyo Stock Exchange, First Section (Code Number: 4911)
URL: http://www.shiseido.co.jp/e/
Representative: Shinzo Maeda (Mr.), President/ CEO & Representative Director
Contact: Masato Hashikawa (Mr.), General Manager of Investor Relations Department
Telephone: +81-3-3572-5111

1. Notes to Quarterly Financial Statements

(1) Simplified accounting method adopted: None

(2) Difference in accounting methods compared with most recent fiscal year: Yes (details in attachment)
Changes: Accounting method for distribution expenses and R&D expenses
Accounting method for amortization of goodwill and trademark rights

(3) Changes in consolidation and scope of application for equity method: Yes
Newly consolidated companies: – Excluded consolidated companies: 2
Newly included under equity method: 2 Excluded under equity method: –

2. Operating Results for the First Quarter of the Fiscal Year Ending March 31, 2006 (From April 1, 2005 to June 30, 2005)

(1) Operating Results (Consolidated)

*Amounts under one million yen have been rounded down.

(Millions of yen, except for per share figures)

	Net Sales	Income (Loss) from Operations	Ordinary Income (Loss)
First Quarter Ended June 30, 2005	157,496 (+9.3%)	10,631 (–)	11,654 (–)
First Quarter Ended June 30, 2004	144,161 (+1.7%)	(778) (–)	(314) (–)
(Ref.) Fiscal Year Ended March 31, 2005	639,828	28,219	30,574

	Net Income (Loss)	Net Income (Loss) per Share (Yen)	Fully Diluted Net Income per Share (Yen)
First Quarter ended June 30, 2005	982 (–)	1.72	1.72
First Quarter ended June 30, 2004	(6,605) (–)	(15.95)	–
(Ref.) Fiscal Year Ended March 31, 2005	(8,856)	(21.50)	–

(Note) Numbers in parentheses alongside net sales, income from operations, ordinary income and net income indicate percentage increase/decrease over previous corresponding term.

A Supplementary Explanation Regarding Operating Results (Consolidated)

In the first quarter under review – the three-month period ended June 30, 2005 (2005/4/1–2005/6/30) –, the Japanese economy revitalized gradually, driven by improvements in corporate earnings and increases in capital investments. Positive indications of recovery in consumer spending were seen, as well.

Under these conditions, Shiseido Company, Limited and its consolidated subsidiaries (collectively, the Company) initiated the new Three-Year Plan aimed at maximizing growth potential and improving profitability. This Plan focuses on addressing three strategies with firm execution and speed: reforming domestic marketing activities, accelerating expansion of the Chinese business and fundamental restructuring.

As a result, consolidated net sales in the three months under review totaled ¥157,496 million, an increase of 9.3% compared with the previous corresponding period. Sales in mainstay domestic cosmetics business were in good demand, while overseas sales, centering on China, expanded greatly.

Income from operations increased ¥11,410 million year-on-year, to ¥10,631 million, reflecting the gross profit increase from sales growth, in addition to a decrease in domestic personnel expenses. Ordinary income increased ¥11,969 million, as well, to ¥11,654 million.

An impairment loss of ¥4,951 million (¥3,374 million on nonconsolidated-basis) was recorded as an extraordinary loss, and net income increased ¥7,588 million, to ¥982 million.

(2) Financial Position (Consolidated)

(Millions of yen, except for per share figures)

	Total Assets	Shareholders' Equity	Equity Ratio (%)	Shareholders' Equity per Share (Yen)
June 30, 2005	638,834	355,268	55.6	857.50
June 30, 2004	653,557	361,783	55.4	873.34
(Ref.) March 31, 2005	701,094	359,003	51.2	866.46

A Supplementary Explanation Regarding Financial Position (Consolidated)

Compared with the previous fiscal year-end (March 31, 2005), total assets as of June 30, 2005 decreased ¥62,260 million, while shareholders' equity also decreased ¥3,735 million.

Major factors causing the change in assets included a ¥32,551 million decrease in short-term investments in securities, a ¥10,498 million decrease in notes and accounts receivable and a ¥9,165 million decrease in cash and time deposits. The change in liabilities was primarily due to a ¥49,624 million decrease in accrued amount payable and a ¥10,000 increase in commercial paper. The decreases in short-term investments in securities, cash and time deposits and accrued amount payable were caused mainly by the payment of additional retirement benefits for the Special Early Retirement Incentive Plan implemented in the previous fiscal year. The increase in commercial paper resulted as Shiseido Co., Ltd. issued ¥10,000 million as working capital in June.

[Consolidated Cash Flows]

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at Term-End
First Quarter Ended June 30, 2005	(41,834)	(1,420)	2,432	67,966
First Quarter Ended June 30, 2004	11,745	(21,866)	45,131	93,001
(Ref.) Fiscal Year Ended March 31, 2005	52,433	(24,900)	17,421	108,280

○ **Attachments**: Consolidated Quarterly Balance Sheets (Summary)
Consolidated Quarterly Statements of Income (Summary), etc.

[Reference]

Consolidated Business Forecasts for the Fiscal Year Ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

(Millions of yen)

	Net Sales	Ordinary Income	Net Income
First Half Ending Sept. 30, 2005	328,000	18,000	4,500
Fiscal Year Ending March 31, 2006	660,000	37,000	13,500

(Reference) Net income forecast per share (full-year): 31.93 yen

Based on the first quarter operating results, the Company forecasts its interim and full-year consolidated business results as above.

[Attachments]

1. Consolidated Quarterly Balance Sheets (Summary)

(Millions of yen, %)

	First Quarter Ended June 2005 (June 30,2005)	Fiscal Year Ended Mar. 2005 (Mar.31,2005)	Increase / Decrease		(Ref.) First Quarter Ended June 2004 (June 30,2004)
	Amount	Amount	Amount	% change	Amount
(ASSETS)					
I. Current Assets					
1.Cash and Time Deposits	46,003	55,168	– 9,165	– 16.6	39,942
2.Notes and Accounts Receivable	92,645	103,143	– 10,498	– 10.2	90,617
3.Short-Term Investments in Securities	24,511	57,063	– 32,551	– 57.0	55,589
4.Inventories	67,852	66,579	+ 1,272	+ 1.9	67,013
5.Other Current Assets	30,338	31,965	– 1,627	– 5.1	26,164
Total Current Assets	**261,350**	**313,920**	**– 52,569**	**– 16.7**	**279,326**
II. Fixed Assets					
1.Property, Plant and Equipment	160,295	164,028	– 3,733	– 2.3	167,877
2.Intangible Assets	55,247	55,478	– 231	– 0.4	54,532
3.Investments and Other Assets	161,940	167,666	– 5,725	– 3.4	151,821
(1) Investments in Securities	77,280	80,547	– 3,267	– 4.1	75,121
(2) Others	84,659	87,118	– 2,458	– 2.8	76,700
Total Fixed Assets	**377,483**	**387,174**	**– 9,690**	**– 2.5**	**374,231**
Total Assets	**638,834**	**701,094**	**– 62,260**	**– 8.9**	**653,557**
(LIABILITIES)					
I. Current Liabilities					
1.Notes and Accounts Payable	54,330	59,012	– 4,682	– 7.9	53,218
2.Bonds Redeemable within 1 year	7,674	10,218	– 2,544	– 24.9	30,199
3.Short-Term Bank Loans	14,559	14,994	– 434	– 2.9	14,743
4.Commercial Paper	10,000	–	+ 10,000	–	–
5.Accrued Amount Payable	45,397	95,021	– 49,624	– 52.2	43,290
6.Other Current Liabilities	25,453	33,289	– 7,836	– 23.5	23,407
Total Current Liabilities	**157,415**	**212,537**	**– 55,121**	**– 25.9**	**164,860**
II. Long-Term Liabilities					
1.Bonds	65,345	63,582	+ 1,763	+ 2.8	63,349
2.Long-Term Borrowings	4,688	5,531	– 843	– 15.3	6,663
3.Accrued Retirement Benefits	34,781	34,923	– 141	– 0.4	40,029
4.Other Long-Term Liabilities	9,294	14,563	– 5,269	– 36.2	5,327
Total Long-Term Liabilities	**114,109**	**118,600**	**– 4,491**	**– 3.8**	**115,370**
Total Liabilities	**271,525**	**331,138**	**– 59,612**	**– 18.0**	**280,230**
(MINORITY INTERESTS)					
Minority Interests in Consolidated Subsidiaries	**12,041**	**10,952**	**+ 1,088**	**+ 9.9**	**11,544**
(SHAREHOLDERS' EQUITY)					
Total Shareholders' Equity	**355,268**	**359,003**	**– 3,735**	**– 1.0**	**361,783**
Total Liabilities, Minority Interests, and Shareholders' Equity	**638,834**	**701,094**	**– 62,260**	**– 8.9**	**653,557**

Note 1: Amounts under one million yen have been rounded down.

Note 2: Increase/Decrease is shown in comparison of the current term-end and the previous fiscal year-end.

2. Consolidated Quarterly Statements of Income (Summary)

(Millions of yen, %)

	First Quarter Ended June 2005 (Apr.1-Jun.30, 2005)	First Quarter Ended June 2004 (Apr.1-Jun.30, 2004)	Increase / Decrease		(Ref.) Fiscal Year Ended Mar. 2005 (Apr.1,2004-Mar.31,2005)
	Amount	Amount	Amount	% change	Amount
I. Net Sales	**157,496**	**144,161**	**+ 13,335**	**+ 9.3**	**639,828**
II. Cost of Sales	**43,857**	**50,515**	**– 6,658**	**– 13.2**	**211,794**
Gross Profit	113,638	93,645	+ 19,993	+ 21.4	428,034
III. Selling, General and Administrative Expenses	**103,007**	**94,424**	**+ 8,583**	**+ 9.1**	**399,815**
Income (Loss) from Operations	**10,631**	**(778)**	**+ 11,410**	**–**	**28,219**
IV. Other Income	2,131	2,196	– 64	– 2.9	10,106
V. Other Expenses	1,108	1,732	– 623	– 36.0	7,750
Ordinary Income (Loss)	**11,654**	**(314)**	**+ 11,969**	**–**	**30,574**
VI. Extraordinary Income	–	–	–	–	2,566
VII. Extraordinary Loss	4,951	–	+ 4,951	–	33,876
Income (Loss) before Income Taxes	**6,702**	**(314)**	**+ 7,017**	**–**	**(735)**
Income Taxes	**5,720**	**6,290**	**– 570**	**– 9.1**	**8,120**
Net Income (Loss)	**982**	**(6,605)**	**+ 7,588**	**–**	**(8,856)**

Note 1: Amounts under one million yen have been rounded down.
Note 2: Increase/Decrease is shown in comparison of the current term and the previous corresponding term.

3. Consolidated Quarterly Statements of Retained Earnings (Summary)

(Millions of yen)

	First Quarter Ended June 2005 (Apr.1-Jun.30, 2005)	First Quarter Ended June 2004 (Apr.1-Jun.30, 2004)	(Ref.) Fiscal Year Ended Mar. 2005 (Apr.1,2004-Mar.31,2005)
(CAPITAL SURPLUS)			
I. Balance at Beginning of Term	**70,258**	**70,258**	**70,258**
II. Balance at End of Term	**70,258**	**70,258**	**70,258**
(RETAINED EARNINGS)			
I. Balance at Beginning of Term	**242,342**	**260,493**	**260,493**
II. Increase in Retained Earnings	**982**	–	**21**
1.Net Income	982	–	–
2.Other Increases	–	–	21
III. Decrease in Retained Earnings	**5,671**	**11,306**	**18,172**
1.Net Loss	–	6,605	8,856
2.Cash Dividends	5,386	4,557	9,113
3.Other Decreases	285	144	202
IV. Balance at End of Term	**237,653**	**249,186**	**242,342**

Note: Amounts under one million yen have been rounded down.

4. Consolidated Quarterly Statements of Cash Flows (Summary)

(Millions of yen)

	First Quarter Ended June 2005 (Apr.1-Jun.30, 2005)	First Quarter Ended June 2004 (Apr.1-Jun.30, 2004)	(Ref.) Fiscal Year Ended Mar. 2005 (Apr.1,2004-Mar.31,2005)
I. Cash Flows from Operating Activities			
1.Income (Loss) before Income Taxes	6,702	(314)	(735)
2.Depreciation	6,492	6,586	27,407
3.Increase (Decrease) in Additional Retirement Benefits	(43,529)	–	44,015
4.Other Increase (Decrease)	(8,854)	8,732	(9,279)
Subtotal	(39,189)	15,003	61,408
5.Payment of Income Taxes, Others	(2,645)	(3,258)	(8,974)
Cash Flows from Operating Activities	**(41,834)**	**11,745**	**52,433**
II. Cash Flows from Investing Activities			
1.Proceeds from Sale (Acquisition) of Securities and Investments in Securities	4,153	(14,175)	(770)
2.Proceeds from Sale (Acquisition) of Property, Plant and Equipment	(5,441)	(5,779)	(13,885)
3.Other Increase (Decrease)	(132)	(1,912)	(10,243)
Cash Flows from Investing Activities	**(1,420)**	**(21,866)**	**(24,900)**
III. Cash Flows from Financing Activities			
1.Net Increase (Decrease) in Debt	7,400	49,432	28,315
2.Payment of Cash Dividends	(5,025)	(4,245)	(9,102)
3.Other Increase (Decrease)	57	(54)	(1,791)
Cash Flows from Financing Activities	**2,432**	**45,131**	**17,421**
IV. Exchange Difference of Cash and Cash Equivalents	**553**	**(757)**	**1,290**
V. Net Change in Cash and Cash Equivalents	**(40,268)**	**34,253**	**46,246**
VI. Cash and Cash Equivalents at Beginning of Term	**108,280**	**59,364**	**59,364**
VII. Increase (Decrease) in Cash and Cash Equivalents due to Additional Consolidation of Subsidiaries	**(46)**	**(616)**	**2,670**
VIII. Cash and Cash Equivalents at End of Term	**67,966**	**93,001**	**108,280**

Note: Amounts under one million yen have been rounded down.

5. Changes to Accounting Methods

Effective from this accounting term, the Company has reclassified distribution expenses and R&D expenses from "cost of sales" into "sales, general and administrative (SG&A) expenses." This reclassification was adopted through a review of its consolidated management control, in order to reflect the relationship between sales and cost of sales more accurately. Compared with prior accounting methods, this application has resulted in a ¥11,409 million decrease in cost of sales and a ¥11,409 million increase in SG&A expenses.

The Company has also reclassified amortization of goodwill and trademark rights from "other expenses" into "SG&A expenses." This reclassification was adopted through a review of its consolidated management control, in order to indicate income from operations more accurately. Compared with prior accounting methods, this application has resulted in a ¥338 million increase in SG&A expenses and a decrease of the same amount in income from operations.

6. Segment Information

(1) Industry Segment Information

First Quarter Ended June 30, 2005 (April 1–June 30, 2005) (Millions of yen)

	Cosmetics	Toiletries	Others	Subtotal	Elimination/ Unallocatable	Total
Net Sales						
(1) Sales from Outside Customers	123,911	14,353	19,231	157,496	–	157,496
(2) Sales and Transfer Account from Intersegment Transactions	1,021	344	10,882	12,248	(12,248)	–
Total	124,932	14,698	30,114	169,745	(12,248)	157,496
Operating Expenses	113,907	14,400	28,136	156,443	(9,578)	146,864
Operating Income	11,025	297	1,977	13,301	(2,669)	10,631

First Quarter Ended June 30, 2004 (April 1–June 30, 2004) (Millions of yen)

	Cosmetics	Toiletries	Others	Subtotal	Elimination/ Unallocatable	Total
Net Sales						
(1) Sales from Outside Customers	115,637	13,289	15,234	144,161	–	144,161
(2) Sales and Transfer Account from Intersegment Transactions	916	328	11,739	12,985	(12,985)	–
Total	116,554	13,618	26,973	157,146	(12,985)	144,161
Operating Expenses	112,013	16,118	26,943	155,074	(10,135)	144,939
Operating Income (Loss)	4,540	(2,499)	30	2,071	(2,850)	(778)

(Ref.) Fiscal Year Ended March 31, 2005 (April 1, 2004–March 31, 2005) (Millions of yen)

	Cosmetics	Toiletries	Others	Subtotal	Elimination/ Unallocatable	Total
Net Sales						
(1) Sales from Outside Customers	504,760	60,499	74,568	639,828	–	639,828
(2) Sales and Transfer Account from Intersegment Transactions	4,641	1,199	49,041	54,881	(54,881)	–
Total	509,401	61,698	123,610	694,710	(54,881)	639,828
Operating Expenses	470,938	66,431	117,263	654,633	(43,023)	611,609
Operating Income (Loss)	38,462	(4,733)	6,347	40,076	(11,857)	28,219

(2) Geographic Segment Information

First Quarter Ended June 30, 2005 (April 1–June 30, 2005)

(Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ Unallocatable	Total
Net Sales							
(1) Sales from Outside Customers	112,662	9,917	20,900	14,015	157,496	–	157,496
(2) Sales and Transfer Account from Intersegment Transactions	4,202	2,176	932	25	7,337	(7,337)	–
Total	116,865	12,094	21,833	14,040	164,834	(7,337)	157,496
Operating Expenses	107,659	12,368	19,740	11,763	151,532	(4,667)	146,864
Operating Income (Loss)	9,205	(273)	2,092	2,276	13,301	(2,669)	10,631

First Quarter Ended June 30, 2004 (April 1–June 30, 2004)

(Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ Unallocatable	Total
Net Sales							
(1) Sales from Outside Customers	103,757	9,689	19,695	11,018	144,161	–	144,161
(2) Sales and Transfer Account from Intersegment Transactions	5,043	1,947	942	90	8,024	(8,024)	–
Total	108,801	11,637	20,638	11,108	152,185	(8,024)	144,161
Operating Expenses	110,308	11,825	19,102	8,878	150,114	(5,174)	144,939
Operating Income (Loss)	(1,506)	(187)	1,535	2,230	2,071	(2,850)	(778)

(Ref.) Fiscal Year Ended March 31, 2005 (April 1, 2004–March 31, 2005)

(Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ Unallocatable	Total
Net Sales							
(1) Sales from Outside Customers	467,027	43,096	79,775	49,928	639,828	–	639,828
(2) Sales and Transfer Account from Intersegment Transactions	19,051	7,633	3,407	163	30,256	(30,256)	–
Total	486,079	50,730	83,183	50,091	670,084	(30,256)	639,828
Operating Expenses	459,591	50,270	77,261	42,884	630,007	(18,398)	611,609
Operating Income	26,487	460	5,921	7,207	40,076	(11,857)	28,219

(3) Overseas Sales (Export Sales and Sales by Overseas Subsidiaries)

First Quarter Ended June 30, 2005 **(April 1–June 30, 2005)** (Millions of yen)

	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	10,691	19,426	15,204	45,323
Consolidated Net Sales				157,496
Percentage of Overseas Sales against Consolidated Net Sales	6.8%	12.3%	9.7%	28.8%

First Quarter Ended June 30, 2004 **(April 1–June 30, 2004)** (Millions of yen)

	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	10,186	18,156	12,664	41,007
Consolidated Net Sales				144,161
Percentage of Overseas Sales against Consolidated Net Sales	7.0%	12.6%	8.8%	28.4%

(Ref.) Fiscal Year Ended March 31, 2005 **(April 1, 2004–March 31, 2005)** (Millions of yen)

	Americas	Europe	Asia/Oceania	Total
Total Overseas Sales	44,282	74,928	56,464	175,676
Consolidated Net Sales				639,828
Percentage of Overseas Sales against Consolidated Net Sales	6.9%	11.7%	8.9%	27.5%

7. Notes to Accounting Policy of Quarterly Financial Statements

The Company has prepared the quarterly financial statements based on the accounting policy of consolidated interim financial statements.